GMM Capital LLC
                         PRENTICE CAPITAL MANAGEMENT, LP


October 6, 2005



CONFIDENTIAL

Robert M. Goodfriend
Chairman and Chief Executive Officer
Goody's Family Clothing, Inc.
400 Goody's Lane
P.O. Box 22000
Knoxville, TN 37933-2000


                Re:   GOODY'S FAMILY CLOTHING, INC.

Dear Mr. Goodfriend:

         In view of the Company's announcements today, we are writing to increase, and reaffirm, our September 29th proposal to acquire 100% of the capital stock of Goody's Family Clothing, Inc. We hereby increase the range of our all cash purchase price to between $8.50 and $9.00 per share. This proposal is subject to the terms and conditions set forth in our September 29th Letter.

         We have already fully reviewed the publicly available information with respect to the Company, and believe we would be able to complete any remaining due diligence in a five day period once the information was made available to us, subject only to the religious holiday next week. The principal focus of our diligence would be to validate inventory and real estate valuations, and any material that the Company has in this regard would facilitate and accelerate our review.

         We would be prepared to effectuate our proposed transaction through the prompt commencement of a cash tender offer followed by a cash merger, once binding definitive agreements are negotiated and executed. Again, our transaction proposal would not be subject to any financing condition. GMM and Prentice are prepared to commit to provide the full amount of funding necessary to pay the purchase price for the acquisition, as well as the fees and expenses associated therewith.

Robert M. Goodfriend
October 6, 2005
PAGE 2



         We are prepared to devote our full effort and resources to pursue this transaction on an expedited basis. We very much look forward to hearing from you. Again, Isaac Dabah of GMM can be reached at (212) 688-8288 and Michael Zimmerman of Prentice Capital can be reached at (212) 756-8040.

                                Very truly yours,

                                GMM CAPITAL LLC

                                PRENTICE CAPITAL MANAGEMENT, LP


                                By:  /s/ Michael Zimmerman
                                     --------------------------------
                                     Name: Michael Zimmerman



cc:   Steven H. Tishman
      Managing Director
      Rothschild, Inc.
      1251 Ave. of the Americas, 51st Floor
      New York, NY  10020

      Martin Nussbaum
      Partner
      Dechert LLP
      30 Rockefeller Plaza, 23rd Floor
      New York, NY  10112-2200